Exhibit 99.3

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT
INFORMATION CIRCULAR BEFORE COMPLETING THIS LETTER OF TRANSMITTAL

The Instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal.  The Depositary (see last page for addresses and telephone number) or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL
to accompany certificates for common shares of Coastal Contacts Inc.
to be delivered in connection with the Plan of Arrangement involving, among others,
Coastal Contacts Inc., Essilor International (Compagnie Générale d’Optique), S.A. and 8800499 Canada Inc.

TO	COASTAL CONTACTS INC.

AND TO:	ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

AND TO:	8800499 CANADA INC.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (“COMPUTERSHARE” OR THE “DEPOSITARY”)

This Letter of Transmittal, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares (“Common Shares”) in the capital of a Coastal Contacts Inc. (“Coastal”) submitted in connection with the arrangement under Section 192 of the Canadian  Business Corporations Act (Canada) (the “Arrangement”) involving Essilor International (Compagnie Générale d’Optique), S.A. (“Essilor”), 8800499 Canada Inc. (the “Purchaser”), Coastal and the shareholders of Coastal pursuant to an acquisition agreement dated February 26, 2014 among Coastal, the Purchaser and Essilor, the full text of which is set out in the Management Information Circular of Coastal dated March 18, 2014 (the “Circular”).  Under the proposed Arrangement, the undersigned will receive CDN$12.45 in cash for each of their Common Shares.  All capitalized terms not defined in this Letter of Transmittal have the meanings ascribed to them in the Circular.  The terms and conditions of the Arrangement Agreement and Circular are incorporated by reference into this Letter of Transmittal.

The undersigned registered holder(s) of Common Shares (the “Shareholder”) hereby represents that: (i) the Shareholder is the registered owner of the Common Shares represented by the certificate(s) described below and delivered herewith; (ii) the Shareholder has good title to such Common Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse interests; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to transfer and sell such Common Shares; (iv) all information inserted by the undersigned into this Letter of Transmittal is accurate; and (v) the undersigned will not, before the Effective Time, transfer or permit to be transferred any of such Common Shares.

The covenants, representations and warranties of the undersigned contained in this Letter of Transmittal survive the completion of the Arrangement.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company, depositary or other intermediary (an “Intermediary”) should contact their Intermediary for instructions and assistance in delivering those Common Shares to Computershare in connection with the Arrangement.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares represented by the certificates delivered herewith.  No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the deposited Common Shares.  Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal survives the death or incapacity of the undersigned and any obligation of the undersigned in this Letter of Transmittal is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The certificate(s) described below in Block A are enclosed.  The Shareholder transmits the certificate(s) described below representing the Common Shares to be dealt with in accordance with this Letter of Transmittal (the “Transmitted Shares”).  Upon (i) receipt by the Depositary of this duly executed and completed Letter of Transmittal, the certificate(s) described below and any other documents required by the Depositary, and (ii) completion of the Arrangement, the Depositary will send or hold for the Shareholder as directed a cheque representing an amount equal to CDN$12.45 multiplied by the number of Transmitted Shares (the “Consideration”) to the Shareholder, all on the basis described in the Circular.

Unless otherwise indicated in Block C, the Shareholder requests that the Depositary mail a cheque representing the Consideration to which the Shareholder is entitled by first-class mail to the Shareholder at the address specified in Block C.  If no address is specified in Block C, the Shareholder acknowledges that the Depositary will mail such cheque to the address of the Shareholder as shown on the securities register maintained by or on behalf of the Company.

In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Letter of Transmittal will be returned to the Shareholder at the address specified in Block C or held for pick-up if no address is indicated in Block C or a request is made to hold cheques for pick up in Block C.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

2

A. THE FOLLOWING ARE THE DETAILS OF THE ENCLOSED CERTIFICATE(S):

Certificate Number(s)	Name in Which Common Shares are Registered	Number of Common Shares

Total Number of Common Shares

Notes:

(1)         If space is insufficient, please attach a list to this Letter of Transmittal in the above form.

(2)         The total of the number of Common Shares listed in the table above must equal the total number Common Shares represented by certificates enclosed with this Letter of Transmittal.

B. ISSUE CHEQUE IN THE NAME OF:	C. DELIVERY INSTRUCTIONS

☐ Send cheque to:

Name	Name

Street Address and Number	Street Address and Number

City and Province or State	City and Province or State

Country and Postal (Zip) Code	Country and Postal (Zip) Code

Telephone — Business Hours	Telephone — Business Hours

OR

Social Insurance Number/Tax Identification Number	☐ Hold cheque for pick-up

3

D.   U.S. FEDERAL INCOME TAX AND BACKUP WITHHOLDING (See Instruction 6)

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder:

☐                                  The Shareholder signing below represents that it IS NOT a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder

OR

☐                                  The Shareholder signing below represents that it IS  a U.S. Shareholder or is acting on behalf of a U.S. Shareholder

A “U.S. Shareholder” is any Coastal Shareholder that is either: (a) providing an address herein that is located within the United States or any territory or possession thereof; or (b) a U.S. Person for United States federal income tax purposes (as further described in Instruction 6).  If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then, in order to avoid U.S. backup withholding, you must complete the Substitute Form W-9 enclosed herewith or otherwise provide certification that you are exempt from backup withholding (as provided in Instruction 6).

E.             SHAREHOLDER SIGNATURE

This box must be signed by the Shareholder exactly as his, her or its name appears in the document evidencing the Common Shares held.

Name of Shareholder (Please print)

Signature of Shareholder or Authorized Signatory (See Instruction 2)

Name and Capacity of Authorized Representative or Attorney (If applicable)

Date

SIGNATURE GUARANTEED BY:
(If required under Instruction 2 or 4)

Authorized Signature

4

SIGNATURE GUARANTEED BY:
(If required under Instruction 2 or 4)

Name of Guarantor (Please print)

(stamp)

5

SUBSTITUTE FORM W-9

To be completed by U.S. Shareholders only (See Instruction 6)

Under penalties of perjury, I certify that:

1.

The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me and have so indicated by writing “Applied For” in the space below for social security or taxpayer identification number), and

2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. Person (as defined in Instruction 6 below).

Certification Instructions.  You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

(Signature of Shareholder)	(Date)

(Social Security or taxpayer identification number)

NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE THE DEPOSITARY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION SUBJECT TO TAX TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN THE SPACE FOR THE “SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER” ABOVE.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future.  I understand that, notwithstanding the information that I have provided herein (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all payments made to me before I provide a properly certified taxpayer identification number may be subject to 28%  backup withholding, and,  if I do not provide a taxpayer identification number within 60 days, any such withheld amount will be delivered to the IRS.

(Signature of Shareholder)	(Date)

INSTRUCTIONS

1.                                      Use of the Letter of Transmittal

This Letter of Transmittal is for use by registered Shareholders. A properly completed and duly executed Letter of Transmittal in the appropriate form (or a manually signed facsimile thereof) must be received by the Depositary at the appropriate address set out on the back page of this Letter of Transmittal, along with certificates representing the Common Shares held by the Shareholder and all other documents required by the Depositary, and all other conditions set forth herein must be satisfied in order to facilitate prompt delivery of the Consideration in accordance with the terms hereof. The method used to deliver this Letter of Transmittal and the share certificates in respect of the Common Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Coastal recommends that the necessary documentation be hand delivered to the Depositary, at the address set out on the back page of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.

The Arrangement provides that any certificate that formerly represented Common Shares that is not deposited with all other documents required by the Arrangement on or prior to the day that is the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Coastal, the Purchaser or Essilor, and the right of the former holder of such Common Shares to receive the Consideration to which it is entitled.

2.                                      Signatures

This Letter of Transmittal must be filled in and signed by the Shareholder or by the Shareholder’s duly authorized representative (in accordance with Instruction 5).

(a)                                 If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)                                 If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s):

(i)                                     such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)                                  the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4.

3.                                      Defects or Irregularities

Coastal reserves the right, if it so elects, in its absolute discretion, to waive any defect or irregularity contained in the Letter of Transmittal received by the Depositary.

4.                                      Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Coastal, such signature must be guaranteed by an Eligible

Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada (IIROC), members of the Financial Institutions Regulatory Authority (FINRA) or banks and trust companies in the United States.

5.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Either Essilor or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.                                      U.S. Federal Income Tax and Backup Withholding

The following does not constitute a summary of the tax consequences of the Arrangement and Shareholders should consult with their own tax advisors regarding the tax consequences of the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. federal income tax consequences.

Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided above, and to certify whether such holder is subject to backup withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the IRS that he, she or it is subject to backup withholding, such U.S. Shareholder must cross out Item 2 of the Substitute Form W-9, unless such U.S. Shareholder has since been notified by the IRS that he, she or it is no longer subject to backup withholding.  Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to penalties imposed by the IRS and 28% federal income tax withholding on any consideration subject to tax due to such U.S. Shareholder in connection with the Arrangement. If withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that the required information is furnished to the IRS in a proper manner.

You are a “U.S. Person” if you are: (a) an individual citizen or resident alien of the United States for U.S. federal income tax purposes; (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, or a partnership that is created or organized in or under the laws of the United States or any state in the United States or the District of Columbia; (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income; or (d) a trust if (i) such trust has validly elected to be treated as a U.S. Person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in the Substitute Form W-9 and sign and date the form.

If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such U.S. Shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and the Depositary is not provided with a TIN prior to the time that a payment under the Arrangement is made, the Depositary may withhold 28% of all consideration due to such holder in connection with the Arrangement and if a TIN is not provided to the Depositary within 60 days, such amount will be paid over to the IRS.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS  AND BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD.  IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A TAX RETURN WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH SHAREHOLDER IS REQUIRED TO FURNISH A SUBSTITUTE FORM W-9 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH U.S. SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH U.S. SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

7.                                      Miscellaneous

(a)                                 If the space on this Letter of Transmittal is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and number of Transmitted Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Transmitted Shares are registered in different names, however different (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)                                  No alternative, conditional or contingent deposits will be accepted.

(d)                                 Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at the address set forth on the last page of this Letter of Transmittal.

8.                                      Privacy Notice

Computershare is committed to protecting your personal information.  In the course of providing services to you and its corporate clients, Computershare receives non-public personal information about you - from transactions Computershare performs for you, forms you send to Computershare, other communications Computershare has with you or your representatives, etc.  This information could include your name, address, social insurance number, securities holdings and other financial information.  Computershare uses this information to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to its services.  Computershare has prepared a Privacy Code to tell you more about its information practices and how your privacy is protected. It is available at Computershare’s website, www.computershare.com, or by writing to Computershare at P.O. Box 7021, 31 Adelaide St E, Toronto, ON M5C 3H2, Attention:  Corporate Actions.  Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

9.                                      Questions

If a Shareholder has any questions about the information in this Letter of Transmittal or requires assistance in completing this Letter of Transmittal, please contact the Depositary whose contact information is on the back of this Letter of Transmittal.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Mail

P.O. Box 7021

31 Adelaide St E

Toronto, ON   M5C 3H2

Attention:  Corporate Actions

By Registered Mail, Hand or Courier

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

Inquiries

Toll Free (North America): 1-800-564-6253

Outside North America: 1-514-982-7555

E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by the Shareholders to the Depositary at the telephone number and location set out above.